EXHIBIT 99.1

RALPH E, DAVIS ASSOCIATES, INC.
1717 St. James Place, Suite 460
Houston, Texas 77056

August 10, 2009

Cross Canyon Energy Corp.
6630 Cypresswood Drive, Suite 200
Spring, Texas 77979

Attention:  Mr. Robert P. Munn, CEO

    At your request, we have appraised the leasehold and royalty interests in properties owned by Cross Canyon Energy Corp (Cross Canyon).  The subject properties are located in Duval County, Texas.

    We have prepared estimates of the reserves, future production and income attributable to the subject interests with an effective date of June 30, 2009. The reserves associated with these estimates have been classified in accordance with the definitions of the Securities and Exchange Commission (SEC) as found in Rule 4-10(a) of regulation S-X of the Securities Exchange Act of 1934.  The results of our study are summarized as follows:

Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Cross Canyon Energy Corp.
As of June 30, 2009
	PROVED
	PRODUCING	NON-PRODUCING	UNDEVELOPED	TOTAL

Net Reserves
Oil/Condensate-MBarrels	80.96	253.12	235.68	569.76
Gas-MMCF	1,772.36	2,417.00	3,621.48	7,810.84

Income Data ($M)
Future Gross Revenue	12,074.83	25,830.42	29,208.71	67,113.97
Ad Val & Severance Taxes	752.41	1,458.32	2,620.95	4,831.68
Operating Costs	4,514.51	6,159.70	5,106.47	15,780.67
Capital Costs	-	800.00	4,250.00	5,050.00
Future Net Income (FNI)	6,807.92	17,412.41	17,231.29	41,451.62
FNI @ 10%	5,527.70	7,100.19	11,360.65	23,988.54

Totals may not add due to computer rounding.

    Oil and condensate products are expressed in standard 42 gallon barrels.  Gas volumes are expressed in million cubic feet (MMCF) at the official temperature and pressure bases where the gas reserves are located.

DISCUSSION

    The six identified Proved Undeveloped locations are planned to be drilled in 2010 and 2011.

    The Marchbanks-Cadena 109 well was recently converted into a water injector for water produced for the Marchbanks-Cadena lease wells.  The savings from the previous disposal cost of $2.00 per barrel costs is significant and has been included in this report.

METHOD OF APPRAISAL

    The properties have been evaluated on the basis of future net cash flow, which is defined as the amount of future net income, which will accrue to the appraised interest by operating the properties to the estimated limit of profitable operation.  The future net cash flow has been discounted at an annual effective rate of ten percent as the primary discount rate for this study.  The future net cash flow has also been discounted at various other rates, as shown on the schedules.  The discounted values shown are for your information and should not be construed as our estimate of fair market value.

RESERVE DETERMINATION

    The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry.  In general, these estimates were made using performance methods that utilize extrapolations of various historical data including, but not limited to, oil, gas and water production and pressure history.  For the behind pipe reserves and undeveloped reserves, estimates were made using volumetric methods or by analogy to wells within each respective field and reservoir.

    Future production rates may be subject to regulation by various governmental agencies, changes in market demand or other factors; consequently, actual producing rates may differ materially from volumes predicted.

ECONOMIC PARAMETERS

 Prices – Prices are the June 30, 2009 NYMEX oil and gas price and were held constant for the life of this report. Prices were adjusted for gathering and BTU content.

Costs – Operating costs for the fields, leases and wells in this report are based upon the last available 6 months of lease operating reports of Cross Canyon.  As required by SEC guidelines these costs were held constant for the life of each property.  No provision has been made for the value of salvable equipment or the leases at abandonment, nor were costs included to properly plug and abandon the wells.  It is assumed that these costs are minimal and generally offset one another.

GENERAL

    No consideration has been given to Cross Canyon’s corporate overhead, income taxes, depletion, depreciation or any other indirect costs.

    Titles to the evaluated properties have not been examined by Ralph E. Davis Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed.  The data used in our evaluation were obtained from Cross Canyon or from public information sources.  A field inspection of the properties was not made.

    The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment.  In our opinion, the reserve estimates presented herein were made in accordance with generally accepted engineering and evaluation principles consistently applied, and are believed to be reasonable.  These reserves should be accepted with the understanding that additional activity or additional information subsequent to the effective date of this report might require revision to those reserve estimates.

    Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on its estimates of reserves and future income for the subject properties.

    This report was prepared for the exclusive use of Cross Canyon Energy Corp. The data and work papers used in preparing this report are available for examination by authorized parties in our offices.

    It has been a privilege to perform this study for you.  Please contact us if we can be of further service in this or other matters.

    Very truly yours,
    RALPH E. DAVIS ASSOCIATES, INC.

                           /s/  Allen L. Kelley
    Allen L. Kelley
    Vice President